*KH 5/9

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 09 2011
14 REGISTRATIONS BRANCH

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50602

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ThinkEquity LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Montgomery Street, 3rd floor
(No. and Street)

San Francisco (City) California (State) 94111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Frank Slacik 415-249-6319 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

55 Second Street (Address) San Francisco (City) California (State) 94105 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

11021642

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 5/9

OATH OR AFFIRMATION

I, Gregory Wright, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ThinkEquity LLC, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

Chief Executive Officer
Title

pls. see attached
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☐ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

_______________________ Signature of Document Signer No. 1

_______________________ Signature of Document Signer No. 2 (if any)

State of California

County of San Francisco

Subscribed and sworn to (or affirmed) before me on this 28th day of February, 20 11, by

(1) GREGORY L. WRIGHT,

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) ____________________ Name of Signer,

proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

Signature ____________________ Signature of Notary Public

ROSANNA NARCISO MIALL
Commission # 1831785
Notary Public - California
San Francisco County
My Comm. Expires Jan 18, 2013

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: ____________________

Document Date: ____________________ Number of Pages: ________

Signer(s) Other Than Named Above: ____________________

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THINKEQUITY LLC

Table of Contents

KPMG LLP
Suite 1400
55 Second Street
San Francisco, CA 94105

Report of Independent Registered Public Accounting Firm

The Member
ThinkEquity LLC:

We have audited the accompanying statement of financial condition of ThinkEquity LLC (the Company) as of December 31, 2010. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of ThinkEquity LLC as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic statement of financial condition taken as a whole. The information contained in the schedule is presented for purposes of additional analysis and is not a required part of the basic statement of financial condition, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic statement of financial condition and, in our opinion, is fairly stated in all material respects, in relation to the basic statement of financial condition taken as a whole.

KPMG LLP

San Francisco, California
February 28, 2011

THINKEQUITY LLC

Statement of Financial Condition

December 31, 2010

Assets		
Cash and cash equivalents	$	8,813,233
Receivables from brokers, dealers, and others		861,299
Investment banking receivables		929,457
Other receivables net of allowance of $50,712		819,702
Securities owned, at market		19,135
Deposits with clearing broker		403,504
Prepaid expenses		419,235
Furniture, equipment, and leasehold improvements, at cost (net of accumulated depreciation of $6,548,915)		2,489,173
Lease deposits		1,303,346
Total assets	$	16,058,084
Liabilities and Member's Equity		
Liabilities:		
Accounts payable	$	11,227
Accrued employee compensation and benefits		3,643,658
Other accrued expenses		3,898,849
Due to Ultimate Parent		64,397
Deferred revenue		215,000
Deferred leasehold incentive allowance and deposits payable		123,199
Total liabilities		7,956,330
Member's equity		8,101,754
Total liabilities and members' equity	$	16,058,084

See accompanying notes to statement of financial condition.

THINKEQUITY LLC

Notes to Statement of Financial Condition

December 31, 2010

(1) Description of Business

ThinkEquity LLC (the Company) is a limited liability company registered as a broker-dealer in securities with the Financial Industry Regulatory Authority (FINRA) and the Securities and Exchange Commission (SEC). The Company engages in the business of acting as a dealer, market maker, investment banker, wealth manager, and provider of brokerage services with respect to equity and other securities. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt from SEC Rule 15c3-3. All securities transactions are cleared through a clearing broker on a fully disclosed basis.

The Company is a wholly owned subsidiary of Panmure Gordon US Holdings LLC (the Parent), which is a wholly owned subsidiary of Panmure Gordon & Co. plc (the Ultimate Parent or Panmure). On March 31, 2007, Panmure acquired the Parent and its subsidiaries. Historically, and in the foreseeable future, the Company is dependent on Panmure to fund its operating loss. Panmure has provided cash infusions to cover those operating losses and has committed to provide financial support to the Company sufficient for it to satisfy its obligations and debt service requirements as they come due, through January 1, 2012.

(2) Summary of Significant Accounting Policies

(a) Use of Estimates

The preparation of the statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

(b) Cash and Cash Equivalents

Cash and cash equivalents consist of bank deposits and short-term investment funds. The Company considers all highly liquid investments with original or purchased maturities of less than three months to be cash equivalents. The Company also considers as cash equivalents such short-term investments that are readily convertible to known amounts of cash, or so near to their maturity that they present an insignificant risk of change in fair value due to changes in market interest rates.

(c) Securities Owned and Securities Sold, Not Yet Purchased

The Company records securities transactions, including the related revenues and expenses, on a trade-date basis. Securities owned and securities sold, not yet purchased, are stated at market value with related changes in unrealized gains or losses reflected in firm trading profit (loss). All securities owned and securities sold, not yet purchased, are equity securities whose fair value is generally based on listed market prices. If listed market prices are not available, fair value is determined based on other relevant factors, including broker or dealer price quotations. Securities sold, not yet purchased, represent obligations to deliver specified securities. The Company is obligated to acquire the securities sold short at prevailing market prices in the future to satisfy these obligations.

All securities owned are pledged to the Company's clearing broker.

(Continued)

(d) Furniture, Equipment, and Leasehold Improvements

Furniture, equipment and leasehold improvements are reported at cost less accumulated depreciation and amortization. Depreciation on furniture, fixtures, and equipment is provided using the straight-line method over the estimated useful lives of the assets, ranging from three to seven years. Leasehold improvements are amortized over the lesser of their estimated useful lives or the term of the applicable lease. The Company reviews for impairment losses when events or facts indicate the carrying amount may not be recoverable.

(e) Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts, described in note 5, is the Company's best estimate of the amount of probable credit losses in the Company's existing receivables. The Company reviews the allowance for doubtful accounts monthly. Each receivable over 90 days is individually reviewed for collectibility and a reserve for doubtful accounts is created, if necessary. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

(3) Receivables from Brokers, Dealers, and Others

Receivables, from brokers, dealers, and others, include unsettled inventory trades. There were no unsettled trades as of December 31, 2010. The Company's clearing broker provides short-term financing to the Company, borrowed on an uncommitted basis against its inventory positions, subject to collateral maintenance requirements.

(4) Commitments and Contingencies

In the normal course of business there are various lawsuits, claims and contingencies pending against the Company which, in the opinion of management, will be resolved with no material impact on the Company's financial position or results of operations.

The Company is the subject of an arbitration claim filed with FINRA by a former client of the Company's wealth management business in regards to auction rate securities owned by the client. The Company considers the claim to be without merit and intends to vigorously defend itself against the claim. Discovery is still ongoing and as such due to the stage of this claim, it is not yet possible to determine a likely outcome. Accordingly, the Company has not established a reserve for this proceeding.

The Company entered into lease agreements in 2005 and 2007 in which it received a deferred incentive allowance for a period of time. The Company is amortizing the deferred incentive allowance on a straight-line basis over the life of the associated lease. As of December 31, 2010, the deferred incentive allowance was $60,170 and is included in furniture, equipment, and leasehold improvements in the statement of financial condition.

(5) Allowance for Doubtful Accounts

The activity in the allowance for doubtful accounts during 2010 was as follows:

Allowance for doubtful accounts, beginning balance	$	91,874
Provision for doubtful accounts		73,238
Amounts charged off		(114,400)
Allowance for doubtful accounts, ending balance	$	50,712

(6) Premises and Equipment

Premises and equipment consist of the following at December 31, 2010:

Software	$	717,889
Computer equipment		1,821,984
Furniture and equipment		2,846,108
Leasehold improvements		3,652,107
Total fixed assets		9,038,088
Accumulated depreciation		(6,548,915)
Total fixed assets, net of accumulated depreciation	$	2,489,173

Depreciation and amortization was $784,258 for the year ended December 31, 2010.

(7) Financial Instruments with Off-Balance-Sheet Risk

In the ordinary course of business, the Company's securities activities involve execution, settlement, and financing of various securities transactions as principal and agent. These activities may expose the Company to credit and market risks in the event customers, other brokers and dealers, banks, depositories, or clearing organizations are unable to fulfill contractual obligations. Such risks may be increased by volatile trading markets. The Company clears all transactions for its customers on a fully disclosed basis with a clearing firm that carries all customer accounts and maintains related records. These activities may expose the Company to off-balance-sheet risk in the event that a counterparty is unable to fulfill its contractual obligations. The Company maintains all of its trading securities at the clearing firm, and these trading securities collateralize amounts due to the clearing firm.

(8) Regulatory Requirements

The Company is subject to the net capital requirements of the FINRA and the Uniform Net Capital requirements of the SEC under Rule 15c3-1. The FINRA and the SEC requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At December 31, 2010, the Company had net capital of $4,551,868, which was $3,748,868 in excess of the minimum requirement.

(Continued)

Subordinated borrowings are included in computing net capital under the SEC's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with net capital requirements, FINRA might not allow them to be repaid. At December 31, 2010, the Company had no subordinated borrowings.

Under the clearing arrangement with the clearing broker, Penson Financial Services, Inc., the Company is required to maintain net capital in accordance with SEC Rule 15c3-1. At December 31, 2010, the Company was in compliance with this net capital requirement. The Company is exempt from Rule 15c3-3 of the SEC under paragraph (k)(2)(ii) of that Rule.

(9) Related-Party Transactions

During 2010, the Parent contributed $10,478,667 in capital to the Company.

During 2010, the Company paid certain operating expenses of the Parent totaling $230,305, which were repaid. In addition, the Parent repaid its outstanding receivable via reclassification of capital contributions in the amount of $1,981,689. There is a payable to the Parent of $64,397 primarily for commissions due to the Parent.

(10) Subsequent Event

The Company has received a capital contribution from Panmure of $750,000 on January 27, 2011.

The Company has evaluated all subsequent events through February 28, 2011, the date the accompanying statement of financial condition were issued, and determined there are no events other than those discussed above that require disclosure.

Schedule

THINKEQUITY LLC

Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2010

Net capital:		
Member equity	$	8,101,754
Subordinated debt		—
Total members' equity qualified for net capital		8,101,754
Deductions and/other charges:		
Nonallowable assets:		
Nonmarketable securities		19,135
Investment banking receivables		929,457
Other receivables		819,702
Lease deposits		1,303,346
Prepaid expenses		419,235
Furniture, equipment, and leasehold improvements net of accumulated depreciation		2,429,002
Total nonallowable assets		5,919,877
Other additions and/or credits:		
Discretionary bonus accruals		2,370,386
Total additions		2,370,386
Net capital before haircuts on securities positions		4,552,263
Haircuts on securities (including undue concentration of $0) and cash equivalents		395
Net capital		4,551,868
Computation of alternative net capital requirement:		
Minimum net capital required		803,000
Excess net capital	$	3,748,868

There were differences between the above computation and the corresponding schedule included in the Company's unaudited December 31, 2010 Amended Part IIA FOCUS filed January 21, 2011. Reconciliation of the two computations is as follows:

		As reported in ThinkEquity LLC Part II Form X-17A-5		Difference			As reported herein
Total member equity	$	11,343,413	$	(3,241,659)	(1)	$	8,101,754
Deductions and/other charges:					(1)		
Nonallowable assets		7,901,536		(1,981,659)			5,919,877
Additions:							
Discretionary bonus accruals		1,110,386		1,260,000	(1)		2,370,386
Harcuts on securities		395		—			395
Net capital		4,551,868		—			4,551,868
Minimum net capital required		803,000					803,000
Excess net capital	$	3,748,868				$	3,748,868

Noted:

(1) The reasons for the difference in total member equity, nonallowable assets and discretionary bonus relates to an audit adjustment to record additional bonus expense and a reclassification of contributions from parent.

See accompanying report of independent registered public accounting firm.